UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                       Williams Communications Group, Inc.
                       ------------------------------------
                              (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                 -----------------------------------------------
                          (Title of Class of Securities)

                                  969455104
                               --------------
                               (CUSIP Number)

                               Wayne A. Wirtz
                            SBC Communications Inc.
                              175 East Houston
                            San Antonio, TX 78205
                               (210) 351-3736
                -------------------------------------------------
                 (Name, Address, and Telephone Number of Persons
                 Authorized to Receive Notices and Communications)

                                October 6, 1999
             ------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                                (Page 1 of 9 Pages)

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CUSIP No. 969455104          13D           Page 2 of 9 Pages
------------------------------------------------------------
1) NAME OF REPORTING PERSON         SBC Communications Inc.
                                         I.D. # 43-1301883
------------------------------------------------------------
2) CHECK THE APPROPRIATE BOX IF MEMBER OF A GROUP
      (a)       [ ]
      (b)       [ ]
------------------------------------------------------------
3) SEC USE ONLY
------------------------------------------------------------
4) SOURCE OF FUNDS:                                       WC
------------------------------------------------------------
5) CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
   REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)               [ ]
------------------------------------------------------------
6) CITIZENSHIP OR PLACE OF ORGANIZATION            Delaware
------------------------------------------------------------
NUMBER OF     7)  SOLE VOTING POWER               20,226,812
SHARES        ----------------------------------------------
BENEFICIALLY  8)  SHARED VOTING POWER                      0
OWNED BY      ----------------------------------------------
EACH          9)  SOLE DISPOSITIVE POWER          20,226,812
REPORTING     ----------------------------------------------
PERSON WITH   10) SHARED DISPOSITIVE POWER                 0
------------------------------------------------------------
11) AGGREGATE AMOUNT BENEFICIALLY OWNED           20,226,812
    BY EACH REPORTING PERSON
------------------------------------------------------------
12) CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES
    CERTAIN SHARES                                       [ ]
------------------------------------------------------------
13) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11   29.7%
------------------------------------------------------------
14) TYPE OF REPORTING PERSON:                             CO
------------------------------------------------------------

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                                          Page 3 of 9 Pages


Item 1.           Security and Issuer
-------           -------------------

     Class A Common Stock, par value $0.01 per share, of Williams
Communications Group, Inc., One Williams Center, Tulsa, Oklahoma
74172.

Item 2.           Identity and Background
-------           -----------------------

(a) and (b) SBC Communications Inc. ("SBC") is a Delaware corporation, with its principal office and principal place of business at 175 E. Houston, San Antonio, Texas 78205-2233. Other than executive officers and directors, there are no persons or corporations controlling or ultimately in control of SBC.

The name of each executive officer and director of SBC is set forth in Exhibit 1 hereto and incorporated herein by reference.
The business address of all of the individuals listed on
Exhibit 1 is c/o the Vice President and Secretary, SBC
Communications Inc., 175 E. Houston, 11th Floor, San Antonio,
Texas 78205.

(c) The Reporting Person is a holding company whose subsidiaries and affiliates provide landline and wireless telecommunications services and equipment, directory advertising, publishing services, and Internet access services.

The present principal occupation of each executive officer and director of SBC is set forth in Exhibit 1 hereto and incorporated herein by reference.

(d) During the last five years, neither SBC, nor, to the best of its knowledge, any of its directors or executive officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors.)

(e) During the last five years, neither SBC nor, to the best of its knowledge, any of its executive officers or directors has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws, and which judgment, decree or final order was not subsequently vacated.

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                                              Page 4 of 9 Pages

     Each executive officer and director of SBC is a citizen of the United States except for director Carlos Slim Helu, who is a citizen of Mexico.

(g)  Delaware.

Item 3.  Source and Amount of Funds or Other Consideration.
-------  --------------------------------------------------

     The Reporting Person used $438,517,284 of its working capital to purchase 20,226,812 shares of Class A Common Stock of Williams
Communications Group, Inc.

Item 4.  Purpose of Transaction.
-------  -----------------------

     On February 8, 1999, the Reporting Person and Williams Communications, Inc. entered into a long-term strategic alliance. The Reporting Person received the right to acquire shares of the Issuer's Class A Common Stock in connection with the Issuer's initial public offering pursuant to a Securities Purchase Agreement, dated February 8, 1999, among the Issuer, The Williams Companies, Inc. and the Reporting Person ("Securities Purchase Agreement"), which was subsequently modified by a Securities Purchase Agreement Amendment and Addendum, dated as of September 24, 1999, among the Issuer, The Williams Companies, Inc. and the Reporting Person (the "Addendum").

         On October 6, 1999, the Issuer consummated its initial public offering, and the Reporting Person purchased from the Issuer 19,603,321 shares of the Issuer's Class A Common Stock at a price of $21.68 per share. On October 7, 1999, the Issuer sold additional shares of Class A Common Stock to third parties, and the Reporting Person exercised pre-emptive rights pursuant to the Securities Purchase Agreement and the Addendum to purchase from the Issuer 623,491 additional shares of the Issuer's Class A Common Stock at a price of $21.68 per share.

         The Reporting Person has rights in certain circumstances to increase its interest to up to 10% of the Issuer's outstanding equity. The Reporting Person has certain additional rights to maintain its equity interest in the Issuer's common stock, which rights would be forfeited if the rights were not exercised more than once. Following a second failure to exercise rights to maintain its equity interest in the Issuer's common stock, the Reporting Person has rights to maintain its newly diluted position so long as the Reporting Person maintains at least a 3% interest in the Issuer's common stock.

                                                 Page 5 of 9 Pages

         The Reporting Person has agreed not to acquire more than 10% of the Issuer's common stock until at least 2009. The Reporting Person has agreed not to transfer to anyone except affiliates any of its shares of the Issuer's common stock for a period of three and a half years, but this transfer restriction provision will be terminated if the Issuer has a change of control. The Reporting Person has registration rights in connection with its holdings.
Once the Reporting Person receives regulatory approval to enter the long-distance business within its local service territory, the Reporting Person will have the right to appoint a person to the Issuer's board of directors, provided that the Reporting
Person has an equity interest of more than 5% in the Issuer's common stock.

         The Issuer has a call option to purchase all of the shares of the common stock acquired by the Reporting Person under the Securities Purchase Agreement and the Addendum in the event of the termination of certain agreements between the Issuer and the Reporting Person. The Williams Companies, Inc., so long as it has a 50% interest in the Issuer's common stock, has a right of first purchase with respect to any shares of the Issuer's common stock that the Reporting Person should decide to offer. The
Issuer also has a right of first purchase with respect to any shares of common stock not purchased by The Williams Companies, Inc.

         Upon the termination of the strategic alliance between the Reporting Person and the Issuer, the Reporting Person has the right in certain circumstances to purchase certain voice or data switching assets (including transport facilities) of which the Reporting Person's usage represents 75% or more of the total usage of these assets. In addition, if the strategic alliance is terminated because of the Issuer's actions, the Issuer could be required to pay the Reporting Person's transition costs of up to $200 million.

         The foregoing description is qualified in its entirety by the Agreement, the Addendum, and the Master Alliance Agreement, dated February 8, 1999, between the Reporting Person and Williams Communications, Inc., which are referenced in Item 7 of this
Schedule 13D and incorporated in this Item 4 by reference.




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                                                   Page 6 of 9 Pages

Item 5.           Interest in Securities of the Issuer.
-------           -------------------------------------

(a) As of the date hereof, the Reporting Person could be deemed to own beneficially an aggregate of 20,226,812 shares of Class A
Common Stock of the Issuer (approximately 29.7% of the outstanding shares of Class A Common Stock of the Issuer).

(b) The Reporting Person has sole power to vote and dispose the 20,226,812 shares of Class A Common Stock of the Issuer that the Reporting Person owns.

(c)      See Item 4.

(d)      Not Applicable.

(e)      Not Applicable.

Item 6.           Contracts, Arrangements, Understandings or
-------           Relationships with Respect to Securities of the Issuer
                  ------------------------------------------------------

See Item 4.

Item 7.           Material to be Filed as Exhibits.
-------           ---------------------------------

(a) Master Alliance Agreement, dated February 8, 1999, between the Reporting Person and Williams Communications, Inc.
(incorporated by reference to Exhibit 10.10 to the Issuer's
Registration Statement on Form S-1, No. 333-76007).

(b) Securities Purchase Agreement, dated February 8, 1999, between the Reporting Person and the Issuer (incorporated by reference to Exhibit 10.12 to the Issuer's Registration Statement on Form S-1, No. 333-76007).

(c) Securities Purchase Agreement Amendment and Addendum, dated as of September 24, 1999, among the Issuer, The Williams
Companies, Inc. and the Reporting Person (incorporated by reference to Exhibit 10.64 to the Issuer's Registration Statement on Form S-1, No. 333-76007).

(d)      Directors and Executive Officers of SBC Communications Inc.
Exhibit 1 hereto.

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                                                     Page 7 of 9 Pages



                                SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  October 15, 1999

                                            SBC COMMUNICATIONS INC.



                                            By: /s/ James S. Kahan
                                                James S. Kahan
                                                Senior Vice President -
                                                Corporate Development

                                                     Page 8 of 9 Pages

                                                        EXHIBIT 1


                     DIRECTORS AND EXECUTIVE OFFICERS OF
               SBC COMMUNICATIONS INC. AS OF OCTOBER 6, 1999


     The name, present principal occupation or employment, and the name of any corporation or other organization in which such employment is conducted, of each director, advisory director and executive officer of SBC Communications Inc. ("SBC"), is set forth below. Unless otherwise indicated, each occupation set forth opposite an executive officer's name refers to employment with SBC.

   Name                         Present Principal Occupation or Employment

Directors
Edward E. Whitacre, Jr.         Chairman of the Board and Chief Executive
                                Officer
Royce S. Caldwell               President - SBC Operations
Clarence C. Barksdale           Vice Chairman, Board of Trustees,
                                Washington University
James E. Barnes                 Chairman of the Board, President and Chief
                                Executive Officer, MAPCO Inc., Retired
August A. Busch, III            Chairman of the Board and President,
                                Anheuser-Busch Companies, Inc.
Ruben R. Cardenas               Partner, Cardenas, Whitis & Stephen, L.L.P.
William P. Clark                Chief Executive Officer, Clark Company
Martin K. Eby, Jr.              Chairman of the Board and Chief Executive
                                Officer, The Eby Corporation
Herman E. Gallegos              Independent Management Consultant
Jess T. Hay                     Chairman, HCB Enterprises Inc; Chairman of
                                the Texas Foundation for Higher Education
Bobby R. Inman                  United States Navy, Retired
Charles F. Knight               Chairman and Chief Executive Officer,
                                Emerson Electric Co.
Mary S. Metz                    President, S.H. Cowell Foundation
Toni Rembe                      Partner, Pillsbury Madison & Sutro LLP
S. Donley Ritchey               Managing Partner, Alpine Partners
Joyce M. Roche                  Independent Consultant
Richard M. Rosenberg            Chairman and Chief Executive Officer
                                (Retired), BankAmerica Corporation
Carlos Slim Helu                Chairman of the Board, Telefonos de Mexico,
                                S.A. de C.V.
Patricia P. Upton               President and Chief Executive Officer,
                                Aromatique, Inc.

Advisory Director
Gilbert F. Amelio               President and Founder, AmTech, LLC

                                                         Page 9 of 9 Pages


Executive Officers
Edward E. Whitacre, Jr.          Chairman of the Board, President and Chief
                                 Executive Officer
Royce S. Caldwell                President - SBC Operations
Cassandra C. Carr                Senior Executive Vice President -
                                 External Affairs
J. Cliff Eason                   President - SBC International
James D. Ellis                   Senior Executive Vice President and General
                                 Counsel
Charles E. Foster                Group President - SBC
Karen Jennings                   Senior Vice President - Human Resources
James S. Kahan                   Senior Vice President - Corporate
                                 Development
Donald E. Kiernan                Senior Vice President, Treasurer and Chief
                                 Financial Officer
Stanley T. Sigman                President and Chief Executive Officer - SBC
                                 Wireless Inc.